Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

October 13, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Mr. James E. O’Connor, Esquire

Re:          Nationwide Mutual Funds
File Nos. 811-08495 and 333-40455

Dear Mr. O’Connor:

On behalf of Nationwide Mutual Funds (the “Registrant”) and its series the Nationwide Emerging Markets Debt Fund and Nationwide World Bond Fund (each, a “Fund,” and together, the “Funds”), below you will find the Registrant’s responses to the comments conveyed by you on September 11, 2014, with regard to Post-Effective Amendment No. 186 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 30, 2015, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments and the Registrant’s response to each comment.  These responses have been incorporated into Post-Effective Amendment No. 189 (“PEA 189”) to the Registrant’s registration statement on Form N-1A, which will be filed pursuant to Rule 485(a)(2) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

U.S. Securities and Exchange Commission

Prospectus

Nationwide Emerging Markets Debt Fund
Fund Summary: Principal Investment Strategies

1.	Comment: Please revise the first sentence of the first paragraph as follows:

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes in debt and other fixed-income securities issued by governments and corporations located in emerging market countries.

Response:  The Registrant respectfully declines to revise the disclosure as requested as the Fund does not intend to engage in any borrowings for investment purposes.  Therefore, the inclusion of the additional language could mislead investors into believing that the Fund intends to engage in borrowing for investment purposes as a principal investment strategy.

2.
Comment:  What is meant by “other fixed-income securities”?  State specifically all of the kinds of securities in which the Fund intends to invest as part of its principal investment strategy.  We also note that the Fund will be investing in variable rate loans.  Will the Fund be investing in the equivalent of leveraged loans or bank loans?

Response:  The phrase “other fixed-income securities” was chosen in order not to limit the types of fixed-income securities in which the subadviser may invest as part of the Fund’s principal investment strategy.  As stated in the disclosure, the Fund may invest in a wide variety of fixed-income securities, issued by either governmental entities or by corporations, that range in maturity from short- to long-term and that may be investment-grade or lower-rated.  The Registrant respectfully submits that the disclosure as written adequately describes the Fund’s flexible investment strategy.

3.
Comment:  Please explain what it means to be located in an emerging market country.  How is being located in a country sufficient to satisfy a requirement that an issuer should be economically tied to the country – for example, Coca Cola?

Response:  The disclosure has been revised as follows:

The Fund invests, under normal circumstances, at least 80% of its net assets in debt and other fixed-income securities issued by governments of emerging market countries and corporations headquartered in or which derive at least 50% of their revenues from operations or sales in emerging market countries.

U.S. Securities and Exchange Commission

4.
Comment: The Fund should disclose the method by which it determines that a country is an emerging market country. One method could be the country’s inclusion in an independent third party list of emerging countries, such as those maintained by the World Bank and IMF, or lists used by index providers such as FTSE, MSCI, or S&P.

Response:  The Registrant respectfully submits that this method is already disclosed on page 10 of the Prospectus under “Key Terms,”  which states that emerging market countries are “developing and low- or middle-income countries that are included in the MSCI Emerging Markets® Index.”

5.
Comment:  Please disclose whether the Fund has a duration strategy.  Please also disclose whether there is a target maturity for the portfolio or whether the Adviser adjusts maturities based on market conditions or any other conditions or factors.

Response:  The Fund does not have a duration strategy.  As the disclosure states, “[t]he debt securities in which the Fund may invest may range in maturity from short- to long-term and, at any given time, the Fund’s portfolio is likely to include bonds with a variety of maturities.”

6.	What does this statement that many of the securities are “investment grade” mean? Please disclose the adviser’s initial target grade and the grade that the adviser currently intends to maintain.

Response:  The Fund does not have a target grade for the fixed-income securities in which it may invest.  As the disclosure states, the fixed-income securities in which the Fund may invest may range in quality from investment-grade to high-yield, with no set limit for any particular grade of security.  The Registrant respectfully submits that the disclosure as written adequately describes the Fund’s flexible investment strategy.

7.	Define the term “junk bonds” in terms of their ratings.

Response:  The disclosure under “Key Terms” on page 10 already defines high-yield bonds (junk bonds) in terms of their ratings as follows:

High-yield bonds – commonly referred to as “junk bonds,” these fixed-income securities are rated below investment-grade by nationally recognized statistical rating organizations, such as Moody’s and Standard & Poor’s, or are unrated securities that the subadviser believes to be of comparable quality. These bonds generally offer investors higher interest rates as a way to help compensate for the fact that the issuer is at greater risk of default.

8.	What does “change philosophy approach” mean? It appears to be jargon.

U.S. Securities and Exchange Commission

Response:  The disclosure has been revised as follows:

Based on fundamental, relative value and structural/technical analyses, the subadviser next ~~applies a change philosophy approach that~~ seeks to exploit opportunities that may be generated when its assessment of a country’s or issuer’s fundamentals is inconsistent with the market’s expectations.

Nationwide Emerging Markets Debt Fund
Fund Summary: Principal Risks

9.	Comment: Under “Interest rate risk,” do you have anything to add to reflect the current situation of historic lows?

Response:  The disclosure has been revised as follows:

Interest rate risk – generally, when interest rates go up, the value of fixed-income securities goes down.  Prices of longer-term securities generally change more in response to interest rate changes than prices of shorter-term securities.  To the extent the Fund invests a substantial portion of its assets in fixed-income securities with longer-term maturities, rising interest rates are more likely to cause the value of the Fund’s investments to decline significantly.  Currently, interest rates are at or near historic lows, which may increase the Fund’s exposure to the risks associated with rising interest rates.

10.
Comment:  Please confirm that the Fund intends to use derivatives only for hedging.  In any case, please identify all of the derivatives that the Fund intends to use.  Please describe specifically the risks created by each derivative in which the Fund will invest as part of its principal investment strategy.

Response:  The principal investment strategies discussion has been revised to clarify that the Fund currently intends to use derivatives to hedge against international currency exposure, to take currency positions unrelated to securities held by the Fund, to manage portfolio duration, to obtain exposure to the investment characteristics of certain bonds or groups of bonds, or otherwise to increase returns.  The disclosure identifies all of the derivatives that the Fund currently intends to use and describes specifically the risks created by the derivatives in which the Fund will invest as part of its principal investment strategy.

11.
Comment:  Please confirm that the aggregate holdings by the Fund of illiquid assets will not exceed 15% of net assets valued at cost (not at market).  The 1940 Act does not define an illiquid asset, but the staff has determined that an illiquid asset is any asset which may not be sold or disposed of in the ordinary course of

U.S. Securities and Exchange Commission

business within seven days at approximately the value at which the fund has valued it.  See Investment Company Act Release No. 14983 (March 12, 1986), as modified by Investment Company Act Release No. 18612 (March 20, 1992).  See also Merrill Lynch Money Markets Inc. (pub. avail. January 14, 1994).  In the even this limit is exceeded, however, the fund is permitted to reduce its holdings of illiquid securities in an orderly fashion.  See Investment Company Act Release No. 18612 (March 20, 1992).

Response:  The Registrant confirms that the aggregate holdings by the Fund of illiquid assets will not exceed 15% of net assets valued at cost.

Nationwide Emerging Markets Debt Fund
Fund Summary: Performance

12.
Comment:  If applicable, include a statement explaining that updated performance information is available and providing a website address and/or toll-free (or collect) telephone number where the updated information may be obtained.  See Item 4(b)(2)(i) of Form N-1A.

Response:  The Registrant respectfully submits that the requested disclosure is not applicable in the absence of performance information for the Fund in the Prospectus.  The requested disclosure will be added once the Fund is able to disclose a full year of performance in the Prospectus.

Nationwide World Bond Fund
Fund Summary: Principal Investment Strategies

13.	Comment: Please revise the first sentence of the first paragraph as follows:

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes in fixed-income securities.

Response:  See response to Comment 1 above.

14.
Comment:  The Fund’s name includes the term “world.”  Please expressly describe how the Fund will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.”  See Investment Company Act Release No. 24828, at n. 42 (January 17, 2001).

Response:  The disclosure has been revised as follows:

The Fund normally invests in issuers located in at least five countries (of which one may be the United States).  An issuer will be deemed to be located in a country other than the United States if the issuer is organized

U.S. Securities and Exchange Commission

outside of the United States, has its principal place of business outside of the United States, or generates more than 50 percent of its revenues from business outside of the United States.

15.
Comment:  Please explain, where appropriate, how the Fund’s overall segregation policies with respect to its investments in credit default swaps, as well as futures and forward contracts and swaps, conform to the requirements of Investment Company Act Release No. 10666 (April 18, 1979), as modified by Dreyfus Strategic Investing & Dreyfus Strategic Income (June 22, 1987) and Merrill Lynch Asset Management, L.P. (July 2, 1996).  A credit default swap is a derivative that creates a senior security, as defined in Section 18(g) of the 1940 Act.  It is the position of the staff that where a fund sells a credit default swap, it must segregate liquid assets equal to the full, un-netted amount of the fund’s contractual obligation (the “notional amount”) to avoid senior security treatment through Release 10666.

Response:  The Fund’s use of derivatives, including credit default swaps, will be subject to the Fund’s asset segregation policies, which are described in the Statement of Additional Information.

Nationwide World Bond Fund
Fund Summary: Principal Risks

16.
Comment:  Please confirm that all of the derivatives that the Fund will invest in as a principal investment strategy and the purposes for which such investments will be used are disclosed.  See the letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, Esq., General Counsel, Investment Company Institute, dated July 30, 2010.

Response:  See response to Comment 10 above.

Nationwide World Bond Fund
Fund Summary: Performance

17.
Comment:  If applicable, include a statement explaining that updated performance information is available and providing a website address and/or toll-free (or collect) telephone number where the updated information may be obtained.  See Item 4(b)(2)(i) of Form N-1A.

Response:  See response to Comment 12 above.

How the Funds Invest: Nationwide Emerging Markets Debt Fund

U.S. Securities and Exchange Commission

18.
Comment: Under “Principal Investment Strategies,” the first sentence seems to indicate that the Fund will only invest in fixed-rate bonds, but the next paragraph states that the Fund will invest in variable-rate bonds. Please clarify.

Response:  In the first sentence under “Principal Investment Strategies,” the term “fixed-income” describes the type of securities in which the Fund will invest and includes bonds and other debt securities.  In the second paragraph, the terms “fixed-rate” and “variable-rate” refer specifically to the interest rate of each debt security in which the Fund will invest.  The Fund will invest in both fixed-rate and variable-rate fixed-income securities.

Risks of Investing in the Funds

19.	Comment: The “Interest rate risk” disclosure includes an explanation of duration. Does either Fund have a duration strategy? If so, please disclose it.

Response:  Neither Fund has a duration strategy.  See the response to Comment 5 above.

Investing with Nationwide Funds

20.
Comment:  The “Accounts with Low Balances” disclosure states that if an account value falls below $2,000, there is a $5 quarterly fee.  Include this disclosure in the fee table per Instruction 2(d) to Item 3 of Form N-1A.

Response:  The Registrant respectfully declines to revise the disclosure as requested.  Instruction 2(d) to Item 3 of Form N-1A states that “fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed.”  The fee referenced in the Comment only applies to a limited number of shareholders that hold shares directly with the transfer agent, and not to the vast majority of shareholders that purchase shares through a broker-dealer or other financial intermediary.

Statement of Additional Information

Additional Information on Portfolio Instruments, Strategies and Investment Policies

21.
Comment:  The “Asset Segregation” disclosure lists “unfunded commitments” as an example of a financial instrument that involves an obligation to make future payments to third parties.  We note that unfunded commitments are senior securities.

Response:  The Registrant respectfully submits that pursuant to current guidance from the SEC staff, the Fund’s obligation to make future payments to third parties, such as “unfunded commitments,” will not be deemed to be creating any

U.S. Securities and Exchange Commission

“senior security” provided that the Fund “covers” its obligations in conformity with the requirements of Section 18 and SEC staff guidance.

Investment Restrictions

22.
Comment:  The first bullet states that the Nationwide Emerging Markets Debt Fund may not purchase the securities of any issuer if, as a result, 25% or more (taken at current value) of the Fund’s total assets would be invested in the securities of other issuers, the principal activities of which are in the same industry.  Please disclose this policy, as required by Section 8(b)(1) of the 1940 Act, according to Form N-1A (Instruction 4 to Item 9(b)(1)).

Response:  The referenced bullet point has been deleted to reflect the fact that the Nationwide Emerging Markets Debt Fund is now a non-diversified fund.  However, the Registrant respectfully submits that Instruction 3 to Item 9(b)(1) of Form N-1A states that a negative strategy (e.g., a strategy not to invest in a particular security) is not a principal investment strategy, and, therefore, the Registrant would decline to disclose such negative strategy in the Prospectus as a principal investment strategy.

23.
Comment:  The first bullet states that the Nationwide Emerging Markets Debt Fund may invest more than 25% of its total assets in securities of issuers in an industry if the concentration in an industry is the result of the weighting in a particular industry in one or more Underlying Funds.  Please explain this statement.  There has been no mention of investing in underlying funds.  Otherwise, this flexibility is permissible.  See Investment Company Act Release No. 23064, at n. 100 (March 13, 1998) and The First Australia Fund, Inc. (July 29, 1999).

Response:  See response to Comment 22 above.

24.
Comment:  The second bullet states that each Fund may enter into reverse repurchase agreements.  Technically, an open-end fund cannot issue reverse repos or enter into any other senior securities other than Section 18(f)(1) and (g) borrowings.  Release 10666 only says that the staff will not raise the issue of whether or not a senior security exists if the Fund’s exposure is fully covered by liquid assets.

Response:  The Registrant confirms that the Fund’s use of any reverse repurchase agreement will be fully “covered” as described in Release 10666.

25.
Comment:  The fifth bullet states that each Fund may not purchase the securities of any issuer if, as a result, 25% or more (taken at current value) of each Fund’s total assets would be invested in the securities of other issuers, the principal activities of which are in the same industry. Please disclose this policy, as

U.S. Securities and Exchange Commission

required by Section 8(b)(1) of the 1940 Act, according to Form N-1A (Instruction 4 to Item 9(b)(1)).

Response:  The Fund does not have a policy to concentrate in a particular industry or group of industries.  In fact, as set forth in the referenced restriction, the Fund is prohibited from having such a policy to concentrate.  As you know, Instruction 3 to Item 9(b)(1) of Form N-1A states that a negative strategy (e.g., a strategy not to invest in a particular security) is not a principal investment strategy.  Thus, the Fund’s policy of not concentrating in any industry or group of industries is not a principal investment strategy.  Therefore, the Registrant respectfully declines to disclose such negative strategy in the Prospectus as a principal investment strategy.

U.S. Securities and Exchange Commission

In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (202) 419-8429 or Jessica D. Burt at (202) 419-8409, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:           Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Jessica D. Burt, Esquire